SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Information GOL Linhas Aéreas Inteligentes S.A. September 30, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

QUARTERLY INFORMATION

September 30, 2005

Index

Special Review Report	1

Quarterly Information - ITR

Balance Sheets	2
Statements of Income	4
Statements of Changes in Shareholders’ Equity	5
Statements of Changes in Financial Position	6
Notes to the Quarterly Information - ITR	8

SPECIAL REVIEW REPORT

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1.	We have performed a special review of the Quarterly Information - ITR of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries for the quarter ended September 30, 2005, comprising the balance sheets of the parent company and consolidated and the respective statements of income, the performance report and relevant information prepared in accordance with the accounting practices adopted in Brazil.

2.
We conducted our review in accordance with standards specific standard established by IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial situation and operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to above for them to be in conformity with the accounting practices adopted in Brazil, in accordance with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Information.

4.
Our special review was conducted aiming at issuing an opinion on the financial statements referred to in the first paragraph. The statements of cash flow of the parent company and consolidated, prepared in accordance with the accounting practices adopted in Brazil, are presented in order to provide supplementary information on the Company, in spite of not being required as an integral part of the financial statements. These statements were submitted to the review procedures described in the second paragraph and, according to our special review, they present fairly, in all material respects, the financial statements taken as a whole.

5.
As described in Note 1, pursuant to the resolution of the Securities and Exchange Commission – CVM, the Company restated the Pro Forma Consolidated Quarterly Information for the period ended on September 30, 2005. The adjustments made pursuant to the resolution of the Brazilian Securities and Exchange Commission – CVM do not change our review report issued on October 14, 2005 on the Consolidated Pro Forma Quarterly Information.

São Paulo, October 14, 2005, except for Note 1 and Note 10, for which the date is March 6, 2006.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS (UNAUDITED)
September 30, 2005 and June 30, 2005
(In thousands of reais)

	Parent Company restated		Consolidated restated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

ASSETS
Current assets
Cash and cash equivalents	15,325	18,661	283,034	324,957
Short-term investments	256,242	245,960	550,591	617,829
Accounts receivable	-	-	520,498	488,177
Allowance for doubtful accounts	-	-	(4,719)	(4,233)
Deferred taxes and carryforwards	5,900	1,768	26,015	19,921
Inventories	-	-	31,643	24,011
Prepaid expenses	-	-	26,807	41,886
Dividends receivable	32,909	202,750	-	-
Other current assets	-	2,022	5,046	2,876

Total current assets	310,376	471,161	1,438,915	1,515,424

Long-term assets
Deposits for leasing contracts	-	-	26,716	30,866
Deferred taxes and carryforwards	11,721	11,721	39,476	38,308
Prepaid expenses	-	-	-	-
Credits with related companies	-	-	-	-
Investments	1,211,730	984,857	1,749	1,499
Property, plant and equipment, include
advances for aircraft and engine
acquisition of R$ 319,396 (R$ 170,215
at 06.30.2005)	-	-	455,080	293,363
Other receivables	-	-	14,471	14,842

Total long-term assets	1,223,451	996,578	537,492	378,878

Total assets	1,533,827	1,467,739	1,976,407	1,894,302

	Parent Company restated		Consolidated restated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

LIABILITIES
Current liabilities
Loans and financing	-	-	66,678	124,556
Suppliers	-	-	34,988	33,066
Operating leases payable	-	-	10,285	10,837
Payroll and related charges	-	-	40,718	34,871
Employee profit sharing	-	-	19,837	10,549
Taxes and contributions payable	-	-	36,944	33,132
Airport fees and duties payable	-	-	16,877	14,892
Airtraffic liability	-	-	193,726	191,193
Payable dividend	-	-	-	-
Other liabilities	673	648	4,747	7,392

Total current liabilities	673	648	424,800	460,488

Long-term liabilities
Debts with associated companies	667	51,402	19,120	18,125

Shareholders’ equity	-	-
Capital stock	990,804	990,804	990,804	990,804
Capital reserves	89,556	89,556	89,556	89,556
Profit reserves	179,113	179,113	179,113	179,113
Retained earnings	273,014	156,216	273,014	156,216

Total shareholders’ equity	1,532,487	1,415,689	1,532,487	1,415,689

Total liabilities	1,533,827	1,467,739	1,976,407	1,894,302

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods from July 1 to September 30, 2005 and 2004 and January 1 to September 30, 2005
and March 12 to September 30, 2004
(In thousands of reais, except per share amounts)

	Parent Company restated				Consolidated restated

	07.01.2005	07.01.2004	01.01.2005	03.12.2004	07.01.2005	07.01.2004	01.01.2005	03.12.2004

	to	to	to	to	to	to	to	to
	09.30.2005	09.30.2004	09.30.2005	09.30.2004	09.30.2005	09.30.2004	09.30.2005	09.30.2004

Gross operating revenue
Passenger	-	-	-	-	692,076	523,479	1,827,427	1,047,375
Cargo	-	-	-	-	20,293	12,186	54,085	27,136
Other	-	-	-	-	12,239	8,303	42,687	15,545

	-	-	-	-	724,608	543,968	1,924,199	1,090,056
Taxes and contributions	-	-	-	-	(27,950)	(26,735)	(76,214)	(60,735)

Net operating revenue	-	-	-	-	696,658	517,233	1,847,985	1,029,321
Cost of services rendered					(446,271)	(292,220)	(1,217,940)	(635,300)

Gross profit	-	-	-	-	250,387	225,013	630,045	394,021

Operating expenses
Sales expenses	-	-	-	-	(80,439)	(72,510)	(231,096)	(144,318)
Administrative expenses	(1,054)	-	(1,331)	-	(19,274)	(10,613)	(42,767)	(30,608)
Financial Expenses	(4,490)	(6,225)	(20,193)	(6,338)	(27,975)	(26,060)	(80,264)	(37,848)
Other income	15,360	182	29,257	184	48,323	18,070	136,468	36,792

	9,816	(6,043)	7,733	(6,154)	(79,365)	(91,113)	(217,659)	(175,982)

Income from equity
investments
Equity accounting

	106,982	92,460	265,281	147,637

Income before income tax and

social contribution	116,798	86,417	273,014	141,483	171,022	133,900	412,386	218,039
Income tax and social
contribution:
Current	-	-	-	-	(61,055)	(46,675)	(145,584)	(76,744)
Income tax and social
contribution:
Deferred	-	-	-	-	6,831	(808)	6,212	188
Net income for the period	116,798	86,417	273,014	141,483	116,798	86,417	273,014	141,483

Number of outstanding shares
at end of period	195,269,054	187,543,243	195,269,054	187,543,243	195,269,054	187,543,243	195,269,054	187,543,243
Earnings per share (R$)	0.60	0.46	1.40	0.75	0.60	0.46	1.40	0.75

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
September 30, 2005 and June 30, 2005
(In thousands of reais)

		Capital reserves		Profit reserves

		Goodwill in	Subsidiary’s
	Capital	share	special goodwill	Legal	Reinvestment	Retained
	stock	transfer	reserve	reserve	reserve	earnings	Total

Balances at December 31, 2004	719,474	60,369	29,187	11,990	167,123	-	988,143

Capital increase on April 27, 2005	193,890	-	-	-	-	-	193,890
Capital increase on May 2, 2005	77,440	-	-	-	-	-	77,440
Net income for the period	-	-	-	-	-	156,216	156,216

Balances at June 30, 2005 (unaudited)	990,804	60,369	29,187	12,773	182,020	156,216	1,415,689

Net income for the period	-	-	-	-	-	116,798	116,798

Balances at September 30, 2005 (unaudited)	990,804	60,369	29,187	12,773	182,020	273,014	1,532,487

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
Periods from July 1 to September 30, 2005 and 2004
and January 1 to September 30, 2005 and March 12 to September 30, 2004
(In thousands of reais)

	Parent Company restated

	07.01.2005	07.01.2004	01.01.2005	03.12.2004
	to	to	to	to
	09.30.2005	09.30.2004	09.30.2005	09.30.2004

FINANCIAL RESOURCES PROVIDED BY
From operations:
Net income for the period	116,798	86,417	273,014	141,483
Equity sheet	(106,982)	(92,460)	(265,281)	(147,637)
Long term interests and variation	7,456	(6,043)	11,932	(6,154)
Depreciation and Amortization	-	-	-	-
Investment decrease	-	-	-	-
Deferred Taxes	-	-	-	-

	17,272	(12,086)	19,665	(12,308)

From shareholders:
Capital increase in subsidiary	-	-	-	223,119
Special goodwill reserve	-	-	-	89,556
Capitol increase – incorporation of the Company
Capital increase - issue of shares in public offering	-	-	271,330	496,355

	-	-	271,330	809,030
From third parties:
Decrease in long-term assets	-	-	378,856	- -
Increase in long-term liabilities	-	694	667	694

Total sources	17,272	(5,349)	670,518	803,570

RESOURCES USED ON
Increase in long-term assets	7,456	406,170	-	430,298
Decrease in long-term liabilities	50,735	-	-	-
Capital payment with shares from subsidiary	-	-	-	-
Investments acquisition	119,891	(4,572)	380,233	-
Acquisition of property, plant and equipment	-	-	-	-
Advances on aircrafts acquisition	-	-	-	-
Deferred expansion expenditure	-	-	-	-

Total investments	178,082	401,598	380,233	793,274

Increase in working capital	(160,810)	(406,947)	290,285	10,296

Changes in working capital
Current assets:
At end of period	310,376	10,296	310,376	10,296
At beginning of period	471,161	417,243	80,541	-

	(160,785)	(406,947)	229,835	10,296
Current liabilities
At end of period	673	-	673	-
At beginning of period	648	-	61,123	-

	25	-	(60,450)	-

Increase in working capital	(160,810)	(406,947)	290,285	10,296

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION (UNAUDITED) – Continued
Periods from July 1 to September 30, 2005 and 2004 and
January 1 to September 30, 2005 and March 12 to September 30, 2004
(In thousands of reais)

	Consolidated restated

	07.01.2005	07.01.2004	01.01.2005	03.12.2004
	to	to	to	to
	09.30.2005	09.30.2004	09.30.2005	09.30.2004

FINANCIAL RESOURCES PROVIDED BY
From operations:
Net income for the period	116,798	86,417	273,014	141,483
Items that don’t affect the current capital:
Equity Sheet	-	-	-	-
Long term taxes and variation	-	-	-	-
Depreciation and amortization	8,721	5,607	24,140	12,423
Investments right off	-	-	-	-
Deferred taxes	(6,831)	808	(6,212)	(188)

	118,688	92,832	290,942	153,718
From shareholders
Capital increase in subsidiary	-	-	271,330	223,119
Special goodwill reserve	-	-	-	89,556
Capital Increase – incorporation of the Company
Capital increase - issue of shares in public offering	-	-	-	496,355

			271,330	809,030
From third parties:
Decrease in long-term assets	12,374	-	14,999	-
Increase in long-term liabilities	995-	(2,023)	-	23,196

Total sources	132,057	90,809	577,271	985,944

RESOURCES USED ON
Increase in long-term assets	-	(1,654)	-	92,161
Decrease in long-term liabilities	-	-	4,406	-
Capital payment with shares of the subsidiary	250	-	489	1,080
Investments acquisition	170,438	17,811	347,862	123,755
Acquisition of property, plant and equipment
Advances on aircrafts acquisition
Deferred expansion expenditure	2,190	(1,280)	4,635	-

Total investments	172,878	14,877	357,392	216,996

Increase in working capital	(40,821)	75,932	219,879	768,948

Changes in working capital
Current assets:
At end of period	1,438,915	1,112,450	1,438,915	1,112,450
At beginning of period	1,515,424	1,026,351	1,312,050	-

	(76,509)	86,099	126,865	1,112,450
Current liabilities
At end of period	424,800	343,502	424,800	343,502
At beginning of period	460,488	333,335	517,814	-

	(35,688)	10,167	(93,014)	343,502

Increase in working capital	(40,821)	75,932	219,879	768,948

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to September 30, 2005
(In thousands of reais)

1. Restatement of the financial statements as of September 30, 2005

According to the Brazilian Securities Commission (CVM) deliberation, in compliance with the Official letter/CVM/SEP/GEA-I/ #098/2006, dated March 06, 2006, the financial statements for the period ended on December 31, 2004 were restated to reflect in that fiscal year the expenses incurred on funds raised to acquire new aircraft in the amount of R$27,401, previously classified as prepaid expenses. Additionally, the balance of the expenditures with the fund raising for the acquisition of the aircraft which occurred during the second quarter of 2005, amounting R$12,141 and previously classified as prepaid expenses have been reflected in the accumulated result of the period ended on June 30, 2005. The Company had adopted this procedure since it can clearly match fund raising expenses to its future expansion projects including the acquisition of aircraft under construction. As the fund raising will produce future benefits represented by the financial revenues created by the cash during the construction phase of aircraft ordered from suppliers until the agreement payment date, the Company had registered such fund raising expenses in assets as prepaid expenses to be amortized as the benefits were realized. The CVM concluded that by the Brazilian standards, such costs must be fully expensed in the fiscal year in which occurred. The effects of the adjustments determined by the CVM were a decrease in total assets and shareholders equity at December 31, 2004. Quarterly information from September 30, 2005 was restated to reflect the effects of the adjustments on that date, which were a decrease in total assets, shareholders equity, current liabilities and in the quarterly results in the amounts of R$20,866, R$19,879, R$987 and R$4,199, respectively. In addition, note 10 was re-stated, as determined by the CVM, to expand the disclosure on contingencies for which losses are considered remote.

2. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is a low-cost, low-fare airline, with an aircraft fleet of 38 Boeing 737 simplified by one single class of service, one of the industry’s newest and most modern fleets, with low maintenance, fuel and training costs, and high utilization and efficiency ratios.

The Company offers nearly 390 flights a day to 43 destinations in Brazil and Argentina. During the quarter ended September 30, 2005, the Company began operating 4 additional aircraft and one new base in the city of Boa Vista, State of Roraima.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

2. Business Overview – Continued

In January 2005, the Company obtained an authorization from the Committee of Studies Related to International Air Navigation (CERNAI) to operate regular flights from Brazil to Santa Cruz de La Sierra, Bolivia (VVI). Company Management expects to begin operating those flights in the fourth quarter of 2005. In May 2005, the Company also obtained an authorization from CERNAI to operate regular flights from Brazil to Asunción, Paraguay (ASU), and Montevideo, Uruguay (MVD). Company Management expects to begin operating those flights in the fourth quarter of 2005.

On April 27, 2005, the Company concluded a global public offering of 14,700,000 preferred shares at the price of R$ 35.12, out of which 5,520,811 preferred shares were offered by the Company and 9,179,189 preferred shares were offered by BSSF Air Holding LLC, a company affiliated to the shareholder AIG Capital Partners, in the Brazilian and foreign markets as ADS. The funds raised by the Company by means of a primary offering of new shares, in the amount of R$ 193,890, will be used for its expansion plan, mainly for payment of deposits for aircraft purchase provided under its agreement with Boeing.

On May 2, 2005, the Board of Directors resolved on a R$ R$ 77,440 capital increase as a result of the public subscription of 2,205,000 preferred shares, in view of the option exercise for subscription and distribution of new shares, according to the agreements entered into with financial institutions for placement of the new shares issued.

At September 30, 2005, the Company’s share ownership structure is as follows:

	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	36.70%	72.18%
Comporte Participações S.A.	-	3.90%	1.72%
Market	-	59.40%	26.10%

	100.00%	100.00%	100.00%

3. Basis of Preparation and Presentation of the Financial Statements

The Company’s Quarterly Information was prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2004.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

The financial statements are presented in appliance with the rules established by IBRACON NPC 27 – Accounting Statements – Presentation and Disclosure. The following significant re-classifications were performed in 2005 and 2004 due to the application of NPC 27:

i. Investments at R$ 550,591 (R$ 617,829 on June 30, 2005) were segregated in short-term investments.

ii. The net financial result was segregated between financial expenses and revenues based on the concepts established by NPC 27, as described in note 2 k.

Additionally, the following re-classification and grouping were performed so that the information is adequate and consistent with the current year:

i. The Company revised the profit sharing concept, considering that the profit sharing program also includes other operating goals, the total benefits are classified as operating payroll expenses on September 30, 2005 and 2004.

ii. The commercial leases payable in the short-term were included in other provisions and liabilities. The long term payable lines were grouped in accounts payable and provisions, in long-term liabilities, due to the relevance of the figures involved.

iii. Differed investments were grouped in other permanent assets.

Significant accounting practices and consolidation criteria adopted by the Company are described in the financial statements for the year ended December 31, 2004 and remain unchanged.

Additionally in 2005, aiming towards continuous improvement of the information presented to the market, the Company began adopting the following new principles:

a) Employee profit sharing

The provision for employee profit sharing is set up monthly, based on Management’s estimates, in view of the goals established for the current year, and recorded as

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

personnel expenses while considered as provision, classified as employee profit sharing when the accomplishment of the year’s goals is confirmed.

b) Managed account

The Company and its subsidiaries are quota holders of managed accounts, whose investment in securities and liabilities resulting from the fund portfolio activities began to be presented on a consolidated basis for the first quarter of 2005.

Securities from the managed account portfolios are acquired with the aim of being frequently and actively traded and, as provided for by specific rules of the Central Bank of Brazil are classified as securities for trading and booked based on the market value, which is stated based on the managers’ quotes or estimates, having the realized and unrealized gains and losses recognized in the results.

c) Accounting of operations with derivatives

Aiming at recording, stating and disclosing transactions with derivative financial instruments performed by the Company and its subsidiaries, based on formal policies of risk management, the Company began to adopt, beginning January 2005, accounting practices for derivative instruments in line with the USGAAP, whose concepts used are described below.

The derivative financial instruments used by the Company, with the specific purpose of covering market risks, are measured based on their fair values, and the non-effective portion of income realized from transactions with derivative financial instruments is directly recognized in the income for the period, while the effective risk coverage is recognized in order to adjust revenues and expenses relating to the items subject to the contracted coverage. The accounting criteria for the effective measurement of the instruments was defined based on the Company’s risk management policy, which considers effective the instruments that offset between 80% and 120% of the volatility of the item for which the hedge was contracted.

The market value of derivative financial instruments is calculated based on usual market practices, using the closing values for the period, considering relevant underlying quotes, except for option contracts, whose values are stated through the Black and Scholes’ pricing methodology, whereby the variables and the information related to the volatility coefficients are obtained through well-known sources.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

d) Financial revenues (expenses)

The financial revenues represent the interests, the effect of the exchange rate on assets and gains from financial investments and financial derivative instruments. The financial expenses include interest payments on loans, the effect of the exchange rate liabilities and losses from financial derivative instruments.

e) Provision for Contingencies

The provision for contingencies is supported by the opinion of the legal consultants with sufficient amounts to cover possible losses and gains.

The Company adopted concepts established by NPC No. 22, concerning Provisions, Liabilities, Contingencies for Liabilities and Assets, on the constitution of provisions for and releases on subjects involving legal disputes and contingencies.

f) Reconciliation between information and the disclosures under USGAAP – Continued

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America and are subject to the rules of the US Securities and Exchange Commission – SEC. Each ADS represents 2 preferred shares traded under the ticker GOL. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming at fulfilling the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its corporate financial statements and the USGAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

f) Reconciliation between information and the disclosures under USGAAP – Continued The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, especially the allocation of maintenance expenses to income. At September 30, 2005, the net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 65,438 lower (R$ 119,302 at September 30, 2004) due to this difference and the respective tax effects in comparison with net income under USGAAP. At this same date, shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 201,354 lower due to, mainly, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for stock options granted to executives and employees. There are also differences in the classification of assets, liabilities and income items, and the most significant difference is the classification of readily available financial investments. The Company discloses significant information on transactions in a consistent way in the corporate financial statements as per Brazilian Corporation Law and in accordance with USGAAP.

The Company entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, by means of which it began to take part in the Differentiated Corporate Governance Share Index – IGC and the Differentiated Tag Along Shares - ITAG, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements comply with the additional requirements of BOVESPA’s Novo Mercado (New Market).

The financial statements include statements of cash flow, presented as supplementary information and also prepared to ensure conformity to the financial statements for the year ended December 31, 2004.

4. Cash and Cash Equivalents

	Parent Company		Consolidated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

Cash and banks	304	546	9,232	50,242

Local currency investments
Variable income and futures options	-	-	422	10,694
Financial investment funds	271,263	264,075	23,990	285,653
Bank Deposits Certificates – CDB	-	-	303,550	309,904
Government securities (LFT, LTN and LFTO)	-	-	496,431	286,293

	271,263	264,075	824,393	892,544

	271,567	264,621	833,625	942,786

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

4. Cash and Cash Equivalents – Continued

The classification of cash and cash equivalence as stated by NPC 27 is as follows:

	Parent Company		Consolidated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

Cash

Cash and banks	304	546	11,744	60,865
Investments	15,021	20,137	271,290	264,092

	15,325	20,683	283,034	324,957

Short-term investments	256,242	245,960	550,591	617,829

The daily liquidity investment funds, are detailed on Note 6 b.

5. Receivables

	Consolidated

	09.30.2005	06.30.2005

Credit Card Companies	449,099	426,295
Accountholders – cargo and tickets	5,298	5,273
Turism Agencies	58,440	49,524
Others	7,661	7,085

	520,498	488,177

The right off for allowance for doubtful accounts, in the period of July 01, 2005 to September 30, 2005, totaled R$ 585 ( R$ 308 in the same period of 2004).

6. Deferred Taxes and Carryforwards, Current and Noncurrent

	Parent Company restated		Consolidated restated

	30.09.2005	30.06.2005	30.09.2005	30.06.2005

Carryforwards
PIS and Cofins credits	-	-	2,557	2,221
Antecipation for Corporate Income Tax (IRPJ) and	4,056	-	4,056	-
Social Contribution on Net Income (CSSL)
Credits arising from Withholding Income Tax	1,844	1,768	9,445	9,215
(IRRF) on financial investments
Other	-	-	4,120	2,648

	5,900	1,768	20,178	14,084

Deferred Taxes
Income Tax (IR) and Social Contribution (CS) on
temporary differences	11,721	11,721	11,721	11,721
Tax credits arising from incorporation	-	-	20,918	22,377
Temporary Differencies	-	-	12,674	10,047

	11,721	11,721	45,313	44,145

Current	(5,900)	(1,768)	(26,015)	(19,921)

Noncurrent	11,721	11,721	39,476	38,308

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

6. Deferred Taxes and Carryforwards, Current and Noncurrent – Continued

Gol Transportes Aéreos S.A. succeeded BSSF II Holdings Ltda. in the right to amortize, for tax purposes, the goodwill arising from the expectation of future profits, whose amortization results in a tax benefit corresponding to 34% of the goodwill that is stated in the financial statements as deferred taxes against the special goodwill reserve in shareholders’ equity, in the amount of R$ 29,187, which has been linearly amortized over 60 months. The amortized goodwill from January 1 to September 30, 2005 was R$ 12,877 (R$ 7,154 in 2004), generating a tax benefit of R$ 4,378 (R$ 2,432 in 2004).

7. Investments a) Investment Transactions

		Transactions in the period

	Investments at June 30, 2005	Capital payment	Quarter income	Investments at September 30, 2005
Subsidiaries

Gol Transportes Aéreos S.A.	814,866	-	104,186	919,052
Gol Finance LLP	169,991	118,022	4,665	292,678

	984,857	118,022	108,851	1,211,730

b) Relevant information about the subsidiaries

	Total number	Ownership
	of shares or	in	Capital	Shareholders	Net
	quotas	%	stock	’ equity	income

Subsidiaries
Gol Transportes Aéreos S.A.	451,072,648	100	526,489	919,052	265,281
Gol Finance LLP	N/A	100	285,961	292,678	7,233
Specific Purpose Entities
Managed Accounts:
Fund A	14,207,133	100	15,021	15,021	(a)
Fund B	244,175,566	100	256,242	256,242	(a)
Fund C	532,004,970	100	550,591	550,591	(a)

(a) Considering the managed accounts as instruments, their results are included in the Company’s financial income.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of the quotas from managed accounts, organized as a joint ownership for an undetermined period, with tax neutrality, resulting in benefits for the quota holders. The investments in these managed accounts have daily liquidity. These managed account portfolios are managed by external managers who follow the investment policies set forth by the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

7. Investments – Continued

The financial assets that comprise the managed account portfolios are registered, accordingly, with the Special Settlement and Custody System – SELIC or the Mercantile and Futures Exchange – BM&F.

The managed accounts participate in operations involving derivative financial instruments recorded in equity or compensation accounts, which aim at maximizing the income and managing the Company’s exposure to market risks and exchange rates. The information related to risk management policies and the outstanding investment positions are further described in Note 17.

8. Property, Plant and Equipment

Consolidated

	09.30.2005			06.30.2005

	Depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Replacement part kits	20%	143,773	56,418	87,355	85,072
Modifications in leased aircraft	-	12,488	-	12,488	9,700
Aircraft equipment	20%	740	138	602	621
Safety equipment	20%	59	8	51	39
Tools	10%	1,525	210	1,315	1,091

		158,585	56,774	101,811	96,523
Property, plant and equipment in service
Software licenses	20%	16,968	5,064	11,904	11,522
Vehicles	20%	1,728	725	1,003	1,079
Machinery and equipment	10%	3,230	433	2,797	2,326
Furniture and fixtures	10%	4,123	831	3,292	3,123
Computers and peripherals	20%	4,982	2,389	2,593	2,621
Communication equipment	10%	764	179	585	577
Facilities	10%	656	115	541	413
Brand names and patents	-	35	-	35	35
Leasehold improvements	4%	2,083	298	1,785	1,044
Work in progress	-	9,338	-	9,338	3,885

Subtotal		43,907	10,034	33,873	26,625

		202,492	66,808	135,684	123,148

Advances for aircraft acquisition	-	319,396	-	319,396	170,215

		521,888	66,808	455,080	293,363

The advances for the acquisition of aircraft refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 60 Boeing 737-800 Next Generation, as further explained in Note 15. At September 30, 2005, the balance includes R$ 8,530 million for the acquisition of an aircraft engine.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

9. Loans and Financing

				Consolidated

Agreement	Rates	Guarantees	Limit	09.30.2005	06.30.2005

Banco Safra	107 % of CDI	Promissory Note	140,000	60,268	117,555
Banco Santander	109 % of CDI	-	55,000	6,194	5,886
Unibanco	109% of CDI	Promissory Note	20,000	216	1,115
Unibanco	109% of CDI	-	30,000	-	-
Banco do Brasil	108 % of CDI	Promissory Note	2,000	-	-
Banco Bradesco	104% of CDI	Accounts Receivable (Visa)	50,000	-	-
Banco Bradesco	104% of CDI	Promissory Note	14,000	-	-

				66,678	124,556

10. Provision for Contingencies

	Consolidated

	9.30.2005	6.30.2005

Provision for labor contingencies	309	260
Provision for civil contingencies	1,990	1,517
Provision for tax contingencies	9,709	9,413

	12,008	11,190

No significant changes occurred in the course of these proceedings in accordance with disclosures in the financial statements for the year ended December 31, 2004.

The Company is questioning in court the non-assessment of VAT (ICMS) in aircraft and engine imports under operating leasing in transactions made with lessors headquartered in foreign countries. The Company’s Management understands that these transactions are mere leases, in view of the contractual obligation to return the object of the contract, which will never integrate the Company’s assets, neither now or in the future. Given that there is no circulation of goods, the tax triggering event is not characterized.

Estimated aggregated value of the current lawsuits on September 30, 2005, estimate based on the 4% rate applied to the price of the lease aircraft and engines, taking these assets’ estimated useful life over the average period of the Company’s commercial leases is of R$34,000 monetarily restated and excluding eventual default fees.

The Company, supported by case law and the opinion of its independent legal advisors understands that it is unlikely for the Company to lose these court suits and the accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require provisions for losses.

GOL LINHAS AÉREAS INTELIGENTES S.A

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

11. Transactions with Related Parties

Gol Transportes Aéreos S.A. maintains operating agreements with associated companies, executed under market conditions, prices and terms. Significant transactions and balances, as well as the amounts that influenced the result, are described below:

			07.01.2005		01.01.2005
		09.30.2005	to	06.30.2005	to
			09.30.2005		09.30.2005

	Nature of	Receivable	Revenues	Receivable	Revenues
	transactions	(payable)	(Expenses)	(payable)	(Expenses)

Suppliers
Serviços Gráficos Ltda.	Graphic services	(12)	(83)	(32)	(132)
Breda Transportes e Serviços S.A.	Transportation services	(28)	(515)	(28)	(920)
Expresso União Ltda.	Transportation services	-	-	(16)	(115)
Áurea Administração e Participações S.A.	Rental	(29)	(88)	(29)	(165)

Accounts receivable
Viação Piracicabana Ltda.	Transportation services	1	2	1	4
Breda Transportes e Serviços S.A.	Transportation services	-	2	-	14
Áurea Administração e Participações S.A.	Transportation services	-	-	-	4
Expresso União Ltda.	Transportation services	3	4	-	76
Executiva Transportes Urbanos Ltda.	Transportation services	-	1	-	2

GOL maintains an agreement with the companies controlled by Áurea Administração e Participações S.A., for the transportation of passengers and luggage between airports, and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by Áurea Administrações e Participações S.A., whose agreement expires as of March 31, 2008 and annual price restatement clause based on the General Market Price Index (IGP-M).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

12. Shareholders’ Equity

a) Capital stock

i. At September 30, 2005, the capital stock is represented by 109,448,497 common shares and 85,820,557 preferred shares.

ii. The authorized capital stock at September 30, 2005 is R$ 1,223,119. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the new issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or else through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of founders’ shares is forbidden, according to the Company’s Bylaws.

iii. The average quote of the shares of Gol Linhas Aéreas Inteligentes S.A., on the São Paulo Stock Exchange – BOVESPA, corresponded, on September 30, 2005, to R$ 36.20 and US$ 32.45 per ADS traded on the NYSE. The equity value per share on September 30, 2005 is R$ 7.95 (R$ 7.37 on June 30, 2005 and R$ 5.95 on March 31, 2005).

iv. Preferred shares have no voting rights, except concerning the occurrence of specific facts provided for by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

13. Cost of Services Rendered, Commercial and Administrative Expenses

	Consolidated

			07.01.2005			07.01.2004
			to			to
			09.30.2005			09.30.2004

	Cost of
	services	Commercial	Administrative	Management
	rendered	expenses	expenses	compensation	Total	Total

Salaries, wages and benefits	48,316	-	15,989	498	64,803	35,471
Aircraft fuel	208,711	-	-	-	208,711	123,979
Aircraft leasing	62,135	-	-	-	62,135	49,429
Supplementary leasing	31,825	-	-	-	31,825	27,357
Aircraft insurance	8,025	-	-	-	8,025	6,281
Maintenance material
and repair	5,951	-	-	-	5,951	12,944
Aircraft and traffic servicing	25,550	-	319	-	25,869	14,692
Sales and marketing	-	80,439	-	-	80,439	67,275
Landing fees	24,190	-	-	-	24,190	14,597
Depreciation	8,369	-	154	-	8,523	5,463
Amortization	-	-	198	-	198	144
Other operating expenses	23,199	-	2,116	-	25,315	17,711

	446,271	80,439	18,776	498	545,984	375,343

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

13. Cost of Services Rendered, Commercial and Administrative Expenses – Continued

			Accumulated Consolidated

			01.01.2005			03.12.2004
			to			to
			09.30.2005			09.30.2004

	Cost of
	services	Commercial	Administrative	Management
	rendered	expenses	expenses	compensation	Total	Total

Salaries, wages and benefits	138,023	-	33,284	1,331	172,638	80,531
Aircraft fuel	547,499	-	-	-	547,499	262,427
Aircraft leasing	176,394	-	-	-	176,394	114,370
Supplementary leasing	91,375	-	-	-	91,375	60,923
Aircraft insurance	21,454	-	-	-	21,454	14,208
Maintenance material
and repair	30,245	-	-	-	30,245	19,580
Aircraft and traffic servicing	62,223	-	1,017	-	63,240	47,953
Sales and marketing	-	231,096	-	-	231,096	140,111
Landing fees	64,631	-	-	-	64,631	32,556
Depreciation	23,333	-	268	-	23,601	11,789
Amortization	-	-	539	-	539	634
Other operating expenses	62,763	-	6,328	-	69,091	25,144

	1,217,940	231,096	41,436	1,331	1,491,803	810,226

Salaries, wages and benefits expenses include the 2005 employee profit sharing, at an estimated value of R$ 18,706 at September 30, 2005.

Accumulated aircraft fuel expenses include R$ 9,271 arising from results with derivatives represented by hedge contract results expired in the period and measured as efficient to hedge the expenses against fuel price fluctuations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

14. Net Financial Income

	Parent Company		Consolidated

	07.01.2004	03.12.2004	07.01.2004	03.12.2004
	to	to	to	to
	09.30.2004	09.30.2004	09.30.2004	09.30.2004

Financial income:
Interest and gains on financial investments	154	156	6,217	15,091
Foreign exchange variations	28	28	1,704	6,292
Gains on financial instruments	-	-	10,128	15,300
Other	-	-	21	109

	182	184	18,070	36,792

Financial expenses:
Interest on loans	-	-	(4,815)	(8,622)
Foreign exchange variations	(4,572)	(4,572)	(8,380)	(11,431)
CPMF tax	(96)	(209)	(1,601)	(11,688)
Losses on financial instruments	-	-	(9,299)	(3,124)
Other	(1,557)	(1,557)	(1,965)	(2,983)

	(6,225)	(6,338)	(26,060)	(37,848)

	(6,043)	(6,154)	(7,990)	(1,056)

	Parent Company restated		Consolidated restated

	07.01.2005	01.01.2005	07.01.2005	01.01.2005
	to	to	to	to
	09.30.2005	09.30.2005	09.30.2005	09.30.2005

Financial income:
Interest and gains on financial investments	-	1,855	5,675	19,209
Foreign exchange variations on assets	2,766	5,762	1,392	12,634
Gains on financial instruments	12,416	19,440	41,123	102,094
Other	178	2,200	133	2,531

	15,360	29,257	48,323	136,468

Financial expenses:
Interest on loans	-	-	(8,812)	(19,257)
Foreign exchange variations on liabilities	(987)	(3,581)	(9,001)	(24,027)
Monetary variations on liabilities	-	-	(461)	(1,337)
CPMF tax	-	(1,261)	(2,040)	(7,649)
Expenses with issue of shares	(3,503)	(14,996)	(3,503)	(14,996)
Other	-	(355)	(4,158)	(12,998)

	(4,490)	(20,193)	(27,975)	(80,264)

	10,870	9,064	20,348	56,204

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

15. Income Tax and Social Contribution

The reconciliation of the income tax and social contribution expense to the tax expense, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

	Consolidated restated

Description	07.01.2005	01.01.2005
	to	to
	09.30.2005	09.30.2005

Income before income tax and social contribution	171,022	421,386
Combined tax rate	34.0%	34.0%
Income tax and social contribution based on the
combined tax rate	58,147	140,211
Permanent additions
Nondeductible expenses	(5,163)	192
Tax incentives	1,240	(1,031)

Income tax and social contribution debited to the result	54,224	139,372

Effective rate	31.7%	33.8%

Current income tax and social contribution	61,055	145,584
Deferred income tax and social contribution	(6,831)	(6,212)

	54,224	139,372

16. Commitments

In the third quarter of 2005, the Company received four new Boeing 737-300 aircraft, according to agreements entered into in the previous quarter.

The future payments of leases under the operating lease agreements are denominated in US dollars and have the following breakdown per year, at September 30, 2005, considering the 38 aircraft in operation:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

16. Commitments – Continued

	Aircraft	Engines	Total

	R$	R$	R$

2005	56,854	3,109	59,963
2006	223,182	10,991	234,173
2007	212,186	9,927	222,113
2008	145,512	8,276	153,788
2009	104,273	4,329	108,602
After 2009	56,634	2,138	58,772

Total	798,641	38,770	837,411

The Company has entered into an agreement with Boeing Company to close a purchase order of 60 737-800 Next Generation aircraft, jointly with purchase options of 41 additional 737-800 Next Generation aircraft.

The firm orders for the aircraft purchase, in the approximate amount of US$ 4,278 million based on the aircraft list price (corresponding to approximately R$ 9,506 million based on the exchange rate as of September 30, 2005), have deliveries and payments expected as follows:

	Expected Firm Order	R$	US$
	Deliveries

2005	-	196,309	88,340
2006	11	1,569,869	706,448
2007	13	1,910,339	859,661
2008	8	1,201,850	540,838
2009	6	939,986	422,998
2010	8	1,301,620	585,735
2011	7	1,172,037	527,422
2012	7	1,214,235	546,411

Total	60	9,506,245	4,277,853

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

16. Commitments – Continued

The Company has been making the initial payments related to the acquisition of these aircraft, using its own funds arising from the primary public offering of its shares and loans contracted through short-term credit lines and supplier’s financing. Future payments referring to firm orders and purchase options, set forth based on the aircraft price list, denominated in US dollars and converted into reais based on the exchange rate as of September 30, 2005, have the following breakdown per year:

	Future commitments for aircraft acquisition

	R$	US$

2005	327,681	147,458
2006	2,642,589	1,189,177
2007	3,215,710	1,447,084
2008	2,023,098	910,403
2009	1,582,298	712,041
2010	2,191,043	985,979
2011	1,972,911	887,819
2012	2,043,944	919,784

Total	15,999,274	7,199,745

The Company expects that aircraft purchase obligations will be financed up to 85% through long-term financing guaranteed by the US Exim Bank.

The Company maintains an agreement, which expires in 2014, for use of the Open Skies sales system, which may be terminated with a prior notice of 180 days. The future payments under that agreement depend on the number of passengers carried and the minimum monthly price is R$ 327, corresponding to U$ 147 translated based on the exchange rate as of September 30, 2005. From January 1 to September 30, 2005 payments to Open Skies totaled R$ 12,433 (R$ 8,242 up to June 30, 2005).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

17. Employee Benefits

At an Extraordinary Shareholders’ Meeting held on May 25, 2004, the shareholders approved a stock option plan targeting senior executives, executive officers and other Company managers. Still on May 25, 2004, the Board of Directors approved the issuance of 937,412 preferred stock options at the price of R$ 3.04 per share, from which 50% became exercisable as of October 25, 2004, and the remaining 50% exercisable quarterly on a pro rata basis until the second quarter of 2006. After becoming exercisable, the holder of each option may exercise it for a period of 24 months.

On January 19, 2005, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of 87,418 options for the purchase of the Company’s preferred shares at the price of R$ 33.06 per share.

If the Company had accounted for the total effect of the options granted as expense, the operating result for the period ended June 30, 2005 would be lower by approximately R$ 4,610 (R$ 3,353 on June 30, 2005), considering the intrinsic value of options granted.

Employee profit sharing is also provided for in the Bylaws of the Company’s subsidiary Gol. The employee profit sharing plan is subject to economic and financial results measured based on the Company’s performance indicators, which assume the accomplishment of the performance goals of the Company and the business and individual units. On September 30, 2005 the provision set up based on the Management’s estimates and expectations is R$18.706.

18. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in price and fuel availability, exchange rate risk, as the revenues thereof are generated in reais and the Company has significant obligations in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, the Risk Policy Committee and the Board of Directors.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The Company’s risk management policy sets forth that all derivative instruments used shall present a certain level of liquidity in order to permit position adjustments.

The financial investment funds the Company and its Subsidiary are quota holders are used as instruments for contracting risk coverage in accordance with the Company’s risk management policies.

a) Fuel price risk and availability

In order to manage risks resulting from the price changes in aircraft fuel, GOL uses derivative financial instruments to measure oil price changes represented by futures and commodities options contracts. Oil prices are extremely linked to aircraft fuel, which makes oil derivatives efficient in the compensation of aircraft fuel price fluctuations, providing a short-term hedge against fuel price increases.

The Company makes use of oil swap and options. The Company records its derivative instruments related to fuel hedge as cash flow hedges. The fair value of the Company’s fuel derivative instruments at September 30, 2005 corresponded to an unrealized net gain of R$ 1.0 million.

During the quarter ended September 30, 2005, the Company recognized in operating expenses gains of R$ 4.0 million with derivative instruments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

a) Fuel price risk and availability – Continued

At September 30, 2005, the Company held derivative agreements for the purchase of up to 180,000 barrels of oil, in the nominal value of US$ 12.4 million, for a one- month period, and the results from the transactions with such derivatives were not recognized as adjustments to the items which refer to the financial statements.

The fuel purchase is substantially made from a single supplier, which accounts for the supply of 95% of the Company’s annual fuel consumption.

b) Exchange rate risk

At September 30, 2005, significant assets and liabilities in foreign currency are related to aircraft leasing operations.

The Company’s currency exchange exposure at September 30 is set forth below:

	Consolidated	Consolidated

	09.30.2005	06.30.2005

Assets
Cash and banks and investments	(4,576)	(10,054)
Deposits for engine leasing, repair, and maintenance contracts	(26,716)	(30,866)
Prepaid leasing expenses	(12,113)	(12,063)
Advances to suppliers	(32,228)	(6,989)

	(75,633)	(59,972)
Liabilities
Foreign suppliers	4,643	3,321
Operating leases payable	12,508	13,057

	17,151	16,378

Foreign exchange exposure in R$	(58,482)	(43,594)
Total foreign exchange exposure in US$	(26,317)	(18,547)

Obligations not recorded in the balance sheet
Operating lease agreements	837,411	896,542
Obligations arising from firm orders for aircraft purchase	9,506,245	4,654,792

Total foreign exchange exposure in R$	10,285,174	5,507,740

Total foreign exchange exposure in US$	4,628,375	2,343,320

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

b) Exchange rate risk

The total exchange exposure related to unsettled amounts resulting from leasing operations is managed by means of hedge strategies. The Company records its derivative financial instruments related to foreign currency futures market as cash flow hedges. All changes in the fair value of derivative instruments measured as effective are recorded in “Other total accumulated revenues” up to the date when the corresponding foreign currency exposure is realized. Changes in the fair value of the Company’s derivative financial instruments at September 30, 2005 corresponded to a net current asset of R$ 4,582 (equivalent to US$ 2,062 thousand), classified in “other current assets” in the Balance Sheet.

In the quarter ended September 30, 2005, the Company recognized in the financial result the amount of R$ 1,712 with derivative instruments.

c) Interest rate risk

The Company’s results are affected by changes in interest rates due to the impact of such changes on expenses with interest on variable income instruments, operating lease agreements based on variable rates and remuneration on cash balance and financial investments.

At September 30, 2005, there were no open hedge agreements and the transactions carried out in 2005 were not recognized as adjustments relating to items in the financial statements.

At September 30, 2005 the Company holds derivative instrument agreements related to futures at the nominal value of R$ 168,002.

The value of derivative financial instruments at September 30, 2005 and June 30, 2005, recorded in equity and compensation accounts, is summarized as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

c) Interest rate risk – Continued

	In thousands of reais

	09.30.05	06.30.05

Futures agreements
Purchase commitments
US dollar – expiration up to February 2006	43,411	16,289
Sales commitments
Floating interest rate – expiration up to October 2005	115,580	205,505

Securities given in guarantee of transactions with derivative financial instruments are the following:

Type	09.30.05	06.30.05

Financial Treasury Bills – LFT	294,651	80,933

19. Insurance Coverage

Management holds an insurance coverage at amounts that it deems necessary to cover possible losses, due to the nature of its assets and the inherent risks associated to its activity, observing the limits established in lease agreements. At September 30, 2005, the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$	US$

Warranty – Hull	2,438,131	1,097,170
Civil Liability per occurrence/aircraft	1,333,320	600,000
Warranty – Hull/War	2,438,131	1,097,170
Inventories	88,888	40,000

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from January 1 to September 30, 2005
(In thousands of reais)

19. Insurance Coverage – Continued

By means of the Law 10,605 as of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollars.

20. “EBITDA” and “EBITDAR”

The Company uses, among others, EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation and amortization plus operating costs with aircraft leases and supplementary aircraft leases) as indices for measuring its economic performance.

EBITDA and EBITDAR are not measurements accepted by accounting rules. The Company uses EBITDA and EBITDAR because they are standard financial statistical measures, widely used in the civil aviation industry. The Company believes that these are useful financial data that indicate its performance and also to compare it with other airline companies.

EBITDA and EBITDAR should not be analyzed as stand-alone matters, in replacement to operating profit and net income, established according to the Brazilian Corporation Law. The table below represents the calculation to determine the EBITDA and EBITDAR in the specified periods:

	Consolidated restated

	07.01.2005	01.01.2005
	to	to
	09.30.2005	09.30.2005

Net income for the period	116,978	273,014
Income tax and social contribution	54,224	139,372
Financial expenses (revenues), net	(20,348)	(56,204)
Depreciation and amortization	8,721	24,140

EBITDA	159,395	380,322
Aircraft lease costs	62,135	176,394
Supplementary lease costs	31,825	91,375

EBITDAR	255,355	648,091

APPENDIX I - STATEMENTS OF CASH FLOWS

	Parent Company restated				Consolidated restated

	07.01.2005	07.01.2004	01.01.2005	03.12.2004	07.01.2005	07.01.2004	01.01.2005	03.12.2004
	a	a	a	a	a	a	a	a
	09.30.2005	09.30.2004	09.30.2005	09.30.2004	09.30.2005	09.30.2004	09.30.2005	09.30.2004

Income for the period	116,798	86,417	273,014	141,483	116,798	86,417	273,014	141,483
Adjustments to reconcile net income to cash generated from
operating activities:
Equity accounting	(106,982)	(92,488)	(265,281)	(147,665)	-	-	-	-
Depreciation	-	-	-	-	8,523	5,463	23,601	11,789
Amortization	-	-	-	-	198	144	539	634
Allowance for doubtful accounts	-	-	-	-	486	43	1,172	3,515
Deferred taxes	-	-	-	-	(6,831)	808	(6,212)	(188)
Provision for contingency	-	-	-	-	5,707	(1,348)	6,546	9,366
Changes in operating assets and liabilities:
Accounts receivable	-	-	-	-	(32,321)	(54,745)	(130,581)	(330,352)
Inventories	-	-	-	-	(7,632)	(1,052)	(10,605)	(15,876)
Prepaid expenses, taxes recoverable and other receivables	(1,221)	914	(6,886)	(29,246)	15,928	(24,562)	4,852	(96,803)
Receivables from associated companies	169,841	-	434,118	(407,209)	-	-	-	-
Suppliers	-	-	-	-	1,922	(432)	(10,686)	38,775
Operating leases payable	-	-	-	-	(1,058)	(1,386)	(1,536)	15,106
Air traffic liabilities	-	-	-	-	2,533	18,498	33,835	122,490
Taxes payable	-	-	-	-	2,948	-	(2,981)	-
Labor claims	-	-	-	-	15,135	2,253	9,514	26,572
Maintenance deposits	-	-	-	-	-	13,320	-	-
Other liabilities	(197)	694	1,207	694	(4,891)	12,680	(19,441)	48,961

Net cash generated from operating activities	178,239	(4,463)	436,172	(441,943)	117,445	56,101	171,031	(24,528)

Financial Application	(10,282)	-	(256,243)	-	67,238	-	(107,230)	-
Investment acquisition	(119,891)	-	(380,233)	-	(250)	-	(489)	(1,080)
Deposits for engine leasing, repair and maintenance contracts	-	-	-	-	4,150	(10,958)	6,843	(33,246)
Acquisition of property, plant and equipment	-	-	-	-	(21,598)	(12,832)	(71,913)	(91,530)
Advances for aircraft acquisition	-	-	-	-	(149,181)	(3,646)	(275,949)	(30,892)
Deferred acquisition	-	-	-	-	(1,849)	(53)	(4,635)	(1,333)
Capital payment with shares of the subsidiary	-	4,600	-	(362,948)	-	-	-	-

Net cash used in investment activities	(130,173)	4,600	(636,476)	(362,948)	(101,490)	(27,489)	(453,373)	(158,081)

Financing activities:
Loans	-	-	-	-	(57,878)	(22,119)	(51,671)	105,428
Special goodwill reserve	-	-	-	89,556	-	29,187	-	89,556
Liabilities with associated companies	(51,402)	-	-	-	-	-	-	-
Capital increase – incorporation of the Company	-	-	-	223,119	-	-	-	223,119
Capital increase – issue of shares in public offering	-	-	271,330	496,355	-	-	271,330	496,355
Dividends paid	-	-	(60,003)	-	-	-	(60,013)	-

Net cash generated in financing activities	(51,402)	-	211,327	809,030	(57,878)	7,068	159,646	914,458

Net cash generated (used)	(3,336)	137	11,023	4,139	(41,923)	35,680	(122,696)	731,849
Cash available at beginning of period	18,661	4,002	4,302	-	324,957	696,169	405,730	-

Cash available at end of period	15,325	4,139	15,325	4,139	283,034	731,849	283,034	731,849

Transactions not affecting cash
Special goodwill reserve	-	-	29,187	29,187	-	-	29,187	29,187
Taxes paid throughout the year	-	-	-	-	8,812	(3,977)	19,257	9,137
Income taxes and social contribution paid throughout the year	3,167	-	5,043	-	57,391	(44,581)	144,415	105,912

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.